Principal Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

January 3, 2017

Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Blue Chip Fund - R6	$10,000	587.1991
EDGE MidCap Fund - R6	$10,000	825.0825
International Equity Index Fund - R6	$10,000	1109.878
International Small Company Fund - R6	$10,000	1017.294
Preferred Securities Fund - R6	$10,000	1009.082
Real Estate Debt Income Fund - R6	$10,000	1053.741
Small-MidCap Dividend Income Fund - R6	$10,000	618.4292

Each share of the Blue Chip Fund has a par value of $0.01 and a price of $17.03 per share. Each share of the EDGE MidCap Fund has a par value of $0.01 and a price of $12.12 per share. Each share of the International Equity Index Fund has a par value of $0.01 and a price of $9.01 per share. Each share of the International Small Company Fund has a par value of $0.01 and a price of $9.83 per share. Each share of the Preferred Securities Fund has a par value of $0.01 and a price of $9.91 per share. Each share of the Real Estate Debt Income Fund has a par value of $0.01 and a price of $9.49 per share. Each share of the Small-MidCap Dividend Income Fund has a par value of $0.01 and a price of $16.17 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY _ _/s/ Adam U. Shaikh__________________
Adam U. Shaikh
Counsel